Polyrizon Ltd.

5 Ha-Tidhar Street

Raanana, 4366507, Israel

December 2, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Polyrizon Ltd. (CIK 0001893645) Registration Statement No. 333-291368 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Polyrizon Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 3, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at 312.364.1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

Polyrizon Ltd.

By:	/s/ Tomer Izraeli
Name:	Tomer Izraeli
Title:	Chief Executive Officer